UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form  40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — Huize Holding Limited Reports Unaudited Financial Results for the First Half of 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By :	/s/ Ronald Tam
Name :	Ronald Tam
Title :	Co-Chief Financial Officer

Date: August 20, 2026